82-4992

BACARDI LIMITED

RECEIVED
FEB 20 2003
OFFICE OF THE SECRETARY

VIA COURIER

February 14, 2003.

03003944

Securities and Exchange Commission
Office of International Corporate Finance
Division Of Corporation Finance
450 Fifth Street, NW
Washington, DC 20001

03 FEB 24 AM 7:21

SUPPL

Attn: Margaret H. McFarland
Deputy Secretary

Dear Madam,

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Re: Bacardi Limited
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act 1934

On behalf of Bacardi Limited, I am transmitting for submission to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, the Quarterly Report to Shareholders for the nine months ended December 31, 2002, that was sent by Bacardi Limited to all of its shareholders.

Please acknowledge receipt of this submission by date-stamping the additional copy of this letter which is enclosed and return it to me in the enclosed self-addressed, courier package.

Sincerely,

Michael Maguire

Michael Maguire

Enc.

dlw 3/3

P.O. BOX HM 720, HAMILTON HM CX, BERMUDA TEL: (441) 295-4345 FAX: (441) 292-0562

BACARDI LIMITED

Quarterly Report To Shareholders


RIGO

Q3

Nine Months Ended
December 31, 2002

Consolidated Statement of Earnings (Unaudited)

For the Period Ended December 31, 2002
(Expressed in Thousands of U.S. Dollars)

	Three Months Ended December 31,		Nine Months Ended December 31,	
	2002 $	2001 $	2002 $	2001 $
Sales	973,175	979,730	2,460,374	2,320,462
Cost of Sales	382,112	304,976	940,887	752,993
Gross Profit	591,063	674,754	1,519,487	1,567,469
Selling, General and Administrative Expenses	358,163	348,405	981,602	878,106
Earnings From Operations	232,900	326,349	537,885	689,363
Other Income (Expenses)				
Interest income	953	128,299	3,008	130,966
Interest expense	(30,269)	(33,110)	(88,436)	(98,984)
Amortization expense	-	(26,489)	-	(77,890)
Miscellaneous income (expense) - net	(4,330)	(21,246)	(16,614)	(21,885)
	(33,646)	47,454	(102,042)	(67,793)
Earnings Before Income Taxes	199,254	373,803	435,843	621,570
Provision For Income Taxes	37,848	119,831	68,742	155,380
Net Earnings	161,406	253,972	367,101	466,190

Supplemental Information

	Three Months Ended December 31,		Nine Months Ended December 31,	
	2002 $	2001 $	2002 $	2001 $
Cash Flow (EBITDA*)	244,297	318,290	568,382	705,938

* EBITDA represents a measure of cash flow: earnings from continuing operations before BMRH preferred share dividends, interest, income taxes, depreciation and amortization.

Consolidated Balance Sheet

As of December 31, 2002
(Expressed in Thousands of U.S. Dollars)

Corporate Information

)irectors and Alternates

/ictor R. Arellano, Jr.	Marta A. Bustamante
⁻acundo L. Bacardi	Francisco Carrera-Justiz, Jr.
I. Alberto Bacardi	Toten A. Comas Bacardi
'oaquin E. Bacardi	Jorge E. Bacardi
aime Bergel	Juan Alvarez-Guerra
⁻rancisco Carrera-Justiz	Ignacio de la Rocha
/lanuel J. Cutillas	Amaro Argamasilla Bacardi
\dolfo Danguillecourt	No Alternate
;ergio Danguillecourt	Bruce D. Youner
/lario L. del Valle	Toten D. Bacardi
/lichelle Dorion	Theodore C. Walker
;uillermo Fernandez-Quincoces	Virginia N. Robitaille
ay H. McDowell	Guillermo Quirch
:obert A. O'Brien	Francisco Carrera-Justiz, Jr.
:duardo M. Sardiña	Paul M. de Hechavarria
:uben Rodriguez*	No Alternate

*Chairman of the Board of Directors

)fficers

:uben Rodriguez	*President and Chief Executive Officer*
:alph Morera	*Senior Vice President Finance and Chief Financial Officer*
;uillermo E. Garcia-Lay	*Senior Vice President - Operations & Quality Control*
lichel Recalt	*Senior Vice President - Marketing & Corporate Development*
imon Gould	*Senior Vice President - Human Resources*
rancisco Carrera-Justiz	*Vice President*
.onald W. Stan	*Vice President - Information Services*
tul Vora	*Assistant Vice President - Finance*
loy A. Castroverde	*Treasurer*
arbara E. Johnson	*Secretary*
'ail A. Butterworth	*Assistant Secretary & Director of Shareholder Relations*

:egional Presidents and Other Senior Executives

ndy Fernandez	*Regional Director - Central/South America*
avier Ferran	*Regional President - European Region*
iorgio Ferrero	*President - Bacardi International Limited*
obert Furniss-Roe	*Regional Director - Asia Pacific Region*
lfredo Piedra	*President - Bacardi Global Brands, Inc.*
duardo M. Sardiña	*Regional President - North American Region*

Report to the Shareholders

Dear Shareholder:

Comparison of the third quarter and nine months results of the current fiscal year with the previous year is impacted by the one time $155 million tax refund in Mexico received last year and the write off ($30 million) of our investment in Argentina recorded in December 31, 2001. In addition, in the current fiscal year there is no amortization of intangible assets in compliance with Generally Accepted Accounting Principles.

Comparative results are noted below in this pro forma format:-

	Thousands of U.S. Dollars Three Months Ended December 31 2001	 2002
Sales	$870,622	$973,175
Gross Profit	$565,646	$591,063
Earnings from Operations	$248,892	$232,900
Net Earnings	$191,010	$161,406

For the quarter sales increased by $102.6 million or 12% over last year. However, a strong euro currency increased sales by $51 million with the rest of most of the increase coming from new products, low proof, and other non core and agency brands that produce much lower margins. In addition, advertising and promotional expenditures increased $21 million over last year of which $9 million was due to foreign exchange. This unfavorable product mix resulted in lower earnings.

For the nine months ended December 31, 2002 the pro forma results are as follows:-

	Thousands of U.S. Dollars Nine Months Ended December 31 2001	 2002
Sales	$2,211,354	$2,460,374
Gross Profit	$1,458,361	$1,519,487
Earnings from Operations	$ 611,906	$ 537,885
Net Earnings	$ 452,546	$ 367,101

For the first nine months sales increased by $249 million or 11% over last year. Favorable currency effect accounted for $108 million of this increase. Sales of core products increased by $36 million led by European Type Low Proof, Bacardi Rum and Bombay Gin and sales of new products increased by $84 million led by Tequila Cazadores. In addition, advertising and promotional expenses increased by $84 million over the last year, of which $21 million was due to foreign exchange and $28 million was spent behind Low Proof. These expenditures were in accordance with the approved budget. This unfavorable sales mix resulted in lower earnings.

Volumes in nine liter cases were ahead of last year by 12%. Excluding Bacardi Silver total Group Products volumes increased by 3%. The crisis in Venezuela has had a very unfavorable impact on Dewar's sales as this country is an important Dewar's market.

We expect that the slowdown in world economies and the uncertainties in South America to continue through the remainder of the year.

Respectfully,

Ruben Rodriguez
Chairman and Chief Executive Officer